 Table of Contents

EXHIBIT 12.2

PACIFICORP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions)

	Three Months Ended June 30,				Years Ended March 31,
	2006		2005		2006		2005		2004		2003		2002
Earnings Available for Fixed Charges:
Income from continuing operations	$42.6		$46.4		$360.7		$251.7		$249.0		$142.0		$293.4
Add (Deduct):
Minority interest	(0.1)		—		0.2		0.4		—		—		0.1
Provision for income taxes	23.4		31.9		199.4		168.5		144.5		97.2		176.1
Add:
Fixed charges	71.4		71.9		289.5		276.1		284.8		325.0		283.6
	94.7		103.8		489.1		445.0		429.3		422.2		459.8
Total earnings available for fixed charges	$137.3		$150.2		$849.8		$696.7		$678.3		$564.2		$753.2
Fixed Charges:
Interest expense	$69.2		$69.3		$279.9		$267.4		$256.5		$270.3		$228.1
Estimated interest portion of rentals charged to expense	2.2		2.6		9.6		8.7		9.8		7.0		10.2
Preferred dividends of wholly owned subsidiaries	—		—		—		—		18.5		47.7		45.3
Total fixed charges	$71.4		$71.9		$289.5		$276.1		$284.8		$325.0		$283.6
Ratio of earnings to fixed charges	1.9	x	2.1	x	2.9	x	2.5	x	2.4	x	1.7	x	2.7	x